SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

OGDEN CORPORATION
____________________________________________________
(Name of Issuer)

Shares of Common Stock, par value $0.50 per share
____________________________________________________
(Title of Class of Securities)

676346109
____________________________________________________
(CUSIP NUMBER)

Fir Tree Partners
535 Fifth Avenue
31st Floor
New York, New York 10017
Tel. No.: (212) 599-0090
____________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

- with copies to -
Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

May 19, 2000
____________________________________________________
(Date of event which requires filing of this statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

CUSIP No. 676346109	13D/A

1		NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Fir Tree, Inc. d/b/a Fir Tree Partners - 13-3466655
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14		TYPE OF REPORTING PERSON* CO, IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

Amendment No. 1 to Schedule 13D

          This Amendment No. 1 ("Amendment No. 1") to Schedule 13D is being filed on behalf of Fir Tree, Inc., a New York corporation, doing business as Fir Tree Partners ("Fir Tree Partners"), and Mr. Jeffrey Tannenbaum ("Mr. Tannenbaum"), the sole shareholder, executive officer, director, and principal, as an amendment to the Statement on Schedule 13D, relating to shares of common stock, par value $0.50 per share (the "Common Stock") of Ogden Corporation (the "Issuer"), as filed on November 5, 1999, and amended from time to time (the "Statement"). The Statement is hereby further amended and supplemented as follows:

Item 5.   Interest in Securities of the Issuer

           (a)   As of May 25, 2000, Fir Tree Partners and Mr. Tannenbaum are no longer beneficial owners of any class of equity security of the Issuer.

           The number of shares beneficially owned by Fir Tree Partners and Mr. Tannenbaum and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Fir Tree Partners and Mr. Tannenbaum as of May 25, 2000, is based upon the outstanding shares of all classes of the Issuer, as reported in the Issuer's First Amendment to its Annual Report, on Form 10-K/A, filed as of April 24, 2000.

   (b) The transactions in the Issuer's securities by Fir Tree Partners for the prior 60 days are as follows:

Transaction Date	Buy/Sell	Quantity (shares)	Price per Share ($)

5/19/2000	Sell	2,888,500	7.8750

           (c)   Not Applicable.

           (d)   Not Applicable.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2000	Fir Tree, Inc. d/b/a Fir Tree Partners

	By:	/S/ JEFFREY TANNENBAUM _______________________________ Jeffrey Tannenbaum, President

/S/ JEFFREY TANNENBAUM ______________________________________ Jeffrey Tannenbaum